Exhibit 99.383

Nextech AR Launches Major 3D Metaverse Upgrade
To Its Events Platform

The Company Successfully Integrates Its Metaverse Product Offerings

VANCOUVER, B.C., Canada – November 18, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the integration of Nextech’s redesigned virtual events platform, now rebranded as “ARitize Events 3D’’. With this integration, immersive virtual events are now available as part of its growing suite of metaverse solutions. “ARitize Events 3D ’’ is now able to showcase 3D products seamlessly with its existing suite of Augmented Reality solutions, creating a first of its kind metaverse event platform.

The company sees a variety of different uses for its new Metaverse events offering including education, auctions, ecommerce, new product launches, training and more.

Click here to see a video preview of ARitize Events 3D

For 2021, Nextech’s IgniteX and LiveX have hosted many virtual events generating approximately $4.5million in revenue, now with this major platform upgrade, the company is expecting to generate significant revenue growth in 2022 and beyond. To date, Nextech’s events platform has hosted events with notable brands such as, Johnson and Johnson, Amazon, Broad, Harvard, MIT, UNESCO, Restaurants Canada, TedX, Enterprise Florida, Carnegie Mellon, Bell Mobility / Virgin Mobile, Royal College of Physician and Surgeons, and many more.

The upgraded features on “ARitize Events 3D” bring 3D objects into the events space and peoples homes, creating interactivity between the audience and the presenters which is not available on other platforms. The integrated experience consists of two main components: 3D Virtual Sets and 3D AR Showrooms:

3D VIRTUAL SETS

●	Brandable

●	Human Presenter on 3D Virtual Stage

●	Incorporate Presentation Slides

●	Incorporate Augmented Reality Objects as Overlay

●	Include QR Codes for Immersive AR Experience

Virtual Set Example

3D AR SHOWROOMS

●	Feature within Vendor Booths

●	Allows for the presentation and interaction of products

●	Nextech can create 3D AR content for the vendors

●	Each vendor can have their own “showroom”, showcasing numerous 3D AR products

●	Incorporate QR Code so the user can launch the experience in their own space

●	Incorporates WebAR, so the user can spin, rotate, and zoom in on the product using their computer

●	Can link to further information about each individual product (website, purchase option, etc).

As a result of successfully integrating their suite of products, the Company is able to expand ARitize Events 3D into the metaverse, positioning it to become a premier service provider for the fast growing virtual/hybrid events industry.

Recently, Nextech announced its plans to launch its SaaS Metaverse Studio SDK - integrating Nextech’s entire suite of augmented reality solutions and enabling its customers to create their own metaverses. With today’s news of “ARitize Events 3D”, Nextech continues to showcase the successful integration of its technology and products, with a clear vision of creating and populating the Metaverse.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Nextech AR Solutions Corp.
Contact: Lindsay Betts
investor.relations@nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements in this release include statements regarding the prospective nature of the metaverse and “mini-metaverse” and the Company’s potential leadership position in the market are subject to known and unknown risks, uncertainties and other factors. These factors include risks associated with the development of the operations of the Company as the Company’s plans are refined, the development of a market and successful applications for the metaverse and “mini-metaverse”, availability of financing and other risk factors identified in the Company’s public disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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